June 12, 2023

Scott W. Lee

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re:	Simplify Exchange Traded Funds (the “Trust” or the “Registrant”) File Nos. 811-23570, 333-238475

Dear Mr. Lee:

On March 27, 2023, Simplify Exchange Traded Funds (the “Trust” or the “Registrant”), on behalf of its series, Simplify Market Neutral Equity Long/Short ETF, Simplify Multi-QIS Alternative ETF, and Simplify Opportunistic Income ETF (each a “Fund” and collectively, the “Funds”), filed post-effective amendment number 62 to the Trust’s registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the Funds. On May 11, 2023, you provided comments by phone to Daniel Moler.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf. Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked copy of the prospectus or relevant sections of the prospectus is attached to aid in your review.

General Comments

Comment 1.

A. Please respond to all comments with a letter filed as correspondence on EDGAR five business days before the effective date of the Amendment and provide a copy of the letter and a marked prospectus by email.

B. Where a change is made to a disclosure in response to a comment, please make corresponding changes throughout the Amendment.

C. We remind you that the Fund and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the SEC staff.

Response. The Registrant undertakes to make the EDGAR filing and transmit a courtesy copy within the time limits described in (a) above. The Registrant undertakes to make corresponding changes throughout the Amendment as described in (b) above. The Registrant acknowledges the responsibility described in (c) above.

Summary Prospectus

Simplify Market Neutral Equity Long/Short ETF

Comment 2. Please note that it appears “Equity” was dropped from the Fund’s name “Simplify Market Neutral Equity Long/Short ETF” in the filing. Please review and ensure correct name of series is included throughout the filing.

Response. The Registrant has corrected the name of the series throughout the filing.

Fees and Expenses

Comment 3. The first sentence states that “This tables describes the fees and expenses that you may pay if you buy and hold shares of the Fund.” Please conform to the language in Form N-1A, which uses the phrase “buy, hold and sell shares of the fund.”

Response. The Registrant has made the requested revisions.

Comment 4. “Investors purchasing or selling shares of the Fund in the secondary market may be subject to costs (including customary brokerage commissions) charged by their broker. These costs are not included in the expense example below.” Please revise to include the costs in the expense table pursuant to Item 3 of Form N-1A.

Response. The Registrant has revised the introductory paragraph of the fees and expense table to align with the language of Item 3 of Form N-1A.

Principal Investment Strategies

Comment 5.

A. The first sentence states that “[t]he Fund invests in equity securities primarily through total return swaps…” Please rephrase. The Fund does not invest in equity through swaps; the Fund obtains exposure to performance through swaps.

B. Please disclose how many counterparties the Fund expects to have and the circumstances in which the Fund expects to deviate from 200% short and 200% long exposures.

Response.

A. The Registrant has revised the disclosures throughout to state that “the Fund invests primarily in total return swaps…” and/or “the Fund obtains exposure to equity securities primarily through total return swaps…”

B. In the statutory prospectus, the Registrant has added disclosure that the Adviser intends to enter into swap arrangements with four to six different counterparties as the Fund scales. The Registrant has clarified that the Fund may deviate from the 200% short and 200% long exposures to mitigate risk; however, the Fund’s long/short exposures move in lockstep such that any decrease in long exposure results in the equivalent decrease to short exposure, and vice versa.

Comment 6. “The companies in the swap basket are selected using a third-party, multi-factor quantitative ranking system based on machine learning. The ranking system seeks to identify the factors that are driving both positive and negative returns.”

A. Please identify the third-party and discuss the third party’s relationship with the Adviser and whether the third-party would be considered an investment adviser to the Fund under the 1940 Act.

B. Please discuss: (i) how the basket of common stocks is determined; (ii) what factors are utilized by the ranking system; (iii) how the ranking systems are used to select companies that will be included in the portfolio; and (iv) the role of the Adviser in selecting positions and how many long/short positions the Fund will hold under normal circumstances.

Response.

A. The Registrant does not believe it is appropriate to disclose the identity of third-party research provider. The research is not specifically designed for the Fund and the research does not constitute investment advice. The third-party research provider is not providing investment advice to the Fund or the Adviser and therefore is not considered an investment adviser to the Fund under the 1940 Act.

B. The Registrant has revised the strategy as follows: The ranking system seeks to identify the factors that are driving both positive and negative returns and classify securities based on forward-looking return expectations. The ranking system considers over 500 fundamental factors. The Adviser selects securities based on analyses from the third-party research provider and aims to include the names of approximately 100 stocks with the best expected returns in the long basket and the names of approximately 100 stocks with lowest expected returns in the short basket.

Comment 7. Please disclose how machine learning is used, what data is utilized and how is it analyzed, and how patterns are detected and integrated into the ranking system. Does the Adviser use machine learning when selecting positions or is it the third-party ranking system?

Response. The Registrant utilizes the analyses and research provided by the third-party research provider as set forth in the response to Comment 6. Given that research providers may change and methodologies, processes, and/or calculations are unique to those of a third-party, the Registrant believes it is inappropriate to present any further details on the mechanics of any ranking system.

Comment 8. The last sentence of the first paragraph states “[t]he ranking system seeks to identify the factors that are driving both positive and negative returns.” Are the factors subject to change and how does the Adviser take into account those changes?

Response. The Registrant confirms that the Adviser receives the results from the third-party research provider but is not privy to the inner workings of the research provider’s proprietary methodologies. The Registrant notes that the Adviser’s role is to continuously monitor and assess the results of the methodologies and determine whether to integrate the research into portfolio management decisions.

Comment 9. Please reorganize so that the Fund’s 80% policy is disclosed before the paragraph that starts with “A market neutral strategy.”

Response. The Registrant has made the requested revision.

Comment 10. “The swaps provide the Fund equity exposure of approximately…” Please revise to clarify that it will be total return swaps.

Response. The Registrant has made the requested revision.

Comment 11. Explain how the Fund’s strategy is market neutral but the long/short are not necessarily correlated. Please make sure the disclosure notes that positions are not direct hedges and that the Adviser constructs the portfolio in manner that the Adviser believes would achieve a market neutral result.

Response. The Registrant has revised the prospectus to explain that the Fund is “market neutral” because of the equal notional exposure on the long and short side when the Fund’s portfolio is rebalanced.

Comment 12. Please supplementally explain whether there will be a total return swap for every company selected for inclusion in the Fund’s portfolio.

Response. The Registrant supplementally notes that each total return swap will include a basket of long and short positions, using multiple counterparties to achieve the desired exposure.

Comment 13.

A. “Ordinary gains on swaps are generally considered income to the Fund and contribute to the income component of the Fund’s investment objective.” If ordinary gains are considered income and gains contribute to income, would they also be considered positive absolute return? What other investments, if any, would contribute to income?

B. Please address these same comments with respect to the corresponding statement in the Principal Investment Strategies section of the Simplify Multi-QIS Alternative ETF.

Response.

A. The Registrant confirms that ordinary gains are considered absolute positive returns. The Registrant notes that Treasuries and other income generating collateral would contribute to income.

B. The Registrant confirms that it has made corresponding revisions to the Principal Investment Strategies section of Simplify Multi-QIS Alternative ETF.

Comment 14. “The adviser rebalances the Fund’s portfolio monthly…” Please clarify that the Fund is an actively managed ETF.

Response. The Registrant has made the requested revision.

Comment 15.

A. In the statutory prospectus, please move the Fund’s 80% investment policy up to the second paragraph of Principal Investment Strategies.

B. With respect to the 80% investment policy, please confirm that the Fund intends to include derivatives, including total return swaps, as part of the 80% Policy and that the Fund will value the derivatives for the purpose of the names rule on a mark-to-market basis.

Response.

A. The Registrant has made the requested revision.

B. The Registrant confirms that it intends to include derivatives as part of the 80% Policy. The Registrant reiterates its belief that a notional value approach provides the truest measure of conformity with the principles of Rule 35d-1. For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a “35d-1 Policy”), the Fund may account for a derivative position by reference to its mark-to-market value or notional value. Prior SEC guidance indicates that the Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its 35d-1 Policy. See, e.g., “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13 (stating that in “…appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”) The Registrant believes that using notional amount provides the truest measure of exposure to an asset class. For example, an S&P 500 fund could hold all 500 stocks in appropriate amounts so that the fund would be expected to track the S&P 500 index. This portfolio configuration (configuration #1) would be consistent with Rule 35d-1. In the alternative, an S&P 500 fund could hold cash and an appropriate notional amount of S&P 500 futures. At the outset, the mark-to-market value of the futures would be zero. This portfolio configuration (configuration #2) would be inconsistent with Rule 35d-1 if a mark-to-market approach is used. However, if a notional value approach is used, this portfolio configuration #2 would be consistent with Rule 35d-1. That is, both the stock portfolio approach and the futures approach would produce returns that would be expected to track the S&P 500 index.

Comment 16. The 80% investment policy references “equity futures contracts.” Please confirm which series will be using an offshore subsidiary and ensure that there is appropriate disclosure for each all such series.

Response. The Registrant confirms that Simplify Multi-QIS Alternative ETF is the only series that will be using an offshore subsidiary and that appropriate disclosure is included for such series.

Comment 17. The 80% investment policy references “exchange traded funds.” Please disclose how the Adviser selects ETFs and if that will include affiliated or unaffiliated ETFs. How many ETFs and which asset classes? Clarify if the ETFs can be non-diversified. Include disclosure for fixed-income ETFs, if applicable.

Response. Upon further review, the Registrant has determined that ETFs will not be part of the Fund’s 80% Policy and has made the following the revisions “Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities. Equity securities include investments that provide long or short exposure to equity securities, including total return swaps and equity futures contracts.”

Comment 18. Please identify what products “cash-like instruments” is referring to and include any relevant risks if not already disclosed.

Response. The Registrant has revised the disclosure as follows: “The Fund also holds cash and invests in cash-equivalents (money market funds) or high-quality…” The Registrant confirms that any relevant risks are already disclosed.

Comment 19. “The Fund also holds…fixed income securities…” Please disclose what type of fixed income.

Response. The Registrant notes that the disclosure states these are “high-quality short term” fixed income securities and believes that such disclosure adequately describes the fixed income securities.

Comment 20. Please confirm the Fund values derivatives for purposes of the 80% investment policy on a mark-to-market basis.

Response. The Registrant reiterates its belief that a notional value approach provides the truest measure of conformity with the principles of Rule 35d-1. For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a “35d-1 Policy”), the Fund may account for a derivative position by reference to its mark-to-market value or notional value. Prior SEC guidance indicates that the Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its 35d-1 Policy. See, e.g., “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13 (stating that in “…appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”) The Registrant believes that using notional amount provides the truest measure of exposure to an asset class. For example, an S&P 500 fund could hold all 500 stocks in appropriate amounts so that the fund would be expected to track the S&P 500 index. This portfolio configuration (configuration #1) would be consistent with Rule 35d-1. In the alternative, an S&P 500 fund could hold cash and an appropriate notional amount of S&P 500 futures. At the outset, the mark-to-market value of the futures would be zero. This portfolio configuration (configuration #2) would be inconsistent with Rule 35d-1 if a mark-to-market approach is used. However, if a notional value approach is used, this portfolio configuration #2 would be consistent with Rule 35d-1. That is, both the stock portfolio approach and the futures approach would produce returns that would be expected to track the S&P 500 index.

Principal Investment Risks.

Comment 21. Derivatives Risk. Consider adding a sub-bullet regarding economic leverage and the risk that it entails.

Response. The Registrant believes there is adequate disclosure regarding leverage in the derivatives risk disclosure and the leverage risk disclosure.

Comment 22. Total Return Swap Risk. The swaps that the Fund intends to use do not appear to be hedged but rather directional bets. Please revise and clarify with respect to hedging.

Response. The Registrant has revised and clarified the risk disclosure as requested.

Comment 23. Counterparty Risk. How many counterparties does the Fund expect to have?

Response. The Registrant notes that, as stated in its response to Comment 5.B., the Fund expects to have 4-6 counterparties as the Fund scales.

Comment 24. Leverage Risk. Please revise to provide more clear disclosure that explains economic leverage embedded in the swap future positions and explain the risk associated with taking 2x positions.

Response. The Registrant has revised the disclosure to provide that “swaps provide returns 2x the returns of the underlying equities and therefore, losses are 2x that of a non-leveraged investment.”

Comment 25. Foreign Exchange Risk. This appears to be first mention of options. Please explain and revise strategy disclosures as appropriate.

Response. The Fund does not expect to use options and the Registrant has removed the disclosure.

Comment 26. Foreign Investment Risk. The Fund invests in both foreign and emerging markets. As such, please enhance disclosure to include emerging market risk as those risks are different from foreign market risks.

Response. The Registrant has added “Emerging Markets Risk” disclosure for the Fund.

Comment 27. Futures Risk. Please consider updating or using the Futures Risk disclosure from Simplify Opportunistic Income ETF.

Response. The Registrant has updated the “Futures Risk” as requested.

Comment 28. Market and Geopolitical Risk. If appropriate, please include disclosure related to the Ukraine Russia conflict.

Response. The Registrant does not believe this is a principal risk for the Fund.

Comment 29. Money Market Fund Risk. Please confirm this is a principal investment strategy and include disclosure if appropriate. If not, please remove the risk disclosure.

Response. Upon further review, the Registrant has determined that this is not a principal investment risk and has removed related disclosures

Performance

Comment 30. Supplementally, identify the broad-based market index against which the Fund intends to measure its performance.

Response. The Fund intends to measure its performance against the MSCI World Index.

Simplify Multi-QIS Alternative ETF

Principal Investment Strategies

Comments 31-34 each pertain to the following sentence: “Quantitative investment strategies (or “QIS”) are investment strategies that analyse historical quantitative data and use advanced models to calculate probabilities and identify investments.”

Comment 31. Please clarify what is meant by “a third-party index or quantitative investment strategy.” What third-party index or quantitative investment strategy? Are swaps going to provide exposure to particular asset classes? How will swaps provide exposure to the investment strategy? Please disclose.

Response. The Registrant has revised the Registration Statement to clarify that “[t]he Fund invests primarily through total return swaps that provide the returns of third-party quantitative strategies that provide model portfolios accessed by the Fund.”

Comment 32. Please describe the “advanced models.” Are the models well known, proprietary, or other?

Response. The Registrant has revised the Registration Statement to include further descriptions of the models.

Comment 33. In plain English, please explain what is meant by “probabilities” (i.e., probabilities of what).

Response. The Registrant has removed the phrase “calculate probabilities” from the Registration Statement.

Comment 34. When identifying investments, please explain how the Adviser evaluates multiple strategies. What is the potential universe the Adviser is evaluating? Once a strategy is selected, how is the Adviser obtaining exposure? That is, how is a swap on index going to provide exposure to the strategy?

Response. The Registrant has revised the Registration Statement.

Comment 35. In the second paragraph, please clarify that Fund is actively managed and how often allocations and reallocations are made.

Response. The Registrant has clarified that the Fund is actively managed. The Registrant has revised the Registration Statement to clarify that the Adviser evaluates strategies on an ongoing basis and makes adjustments to the strategy allocations when the Adviser believes an alternative strategy would provide better returns.

Comment 36. The fourth paragraph references commodities. Please include corresponding risk disclosure.

Response. The Registrant has added corresponding risk disclosure.

Comment 37. The fourth paragraph states that “fixed income strategies may include high yield (“junk bond”) strategies.” Please include corresponding risk disclosure.

Response. The Registrant has added corresponding risk disclosure.

Comment 38. “Volatility strategies are those that attempt to profit from the changes in the historical or implied return volatility of futures or securities indexes.” In plain English, clarify what is meant by volatility.

Response. The Registrant has clarified, in plain English, what is meant by volatility.

Comment 39. “The Fund gains exposure to certain commodity strategies by investing up to 25% of its assets…” Please revise to reflect that these are net assets.

Response. The Registrant has made the requested revisions.

Comment 40. Please confirm in correspondence that with respect to the subsidiary, (i) the subsidiary management fee, if any, will be included in the management fee and that subsidiary’s expenses will be included in Other Expenses in the fee table, (ii) the subsidiary and its board will agree to inspection by the SEC Staff of its books and records maintained in accordance with Section 31 of the 1940 Act, and (iii) the subsidiary and its board will agree to designate an agent for service of process in the United States.

Response. The Registrant confirms with respect to the Subsidiary that, (i) the management fee, if any, will be included in the Fund’s management fee and that subsidiary’s expenses will be included in Other Expenses in the fee table, and (ii) the subsidiary and its board will agree to inspection by the SEC Staff of its books and records maintained in accordance with Section 31 of the 1940 Act. The Registrant notes that the Subsidiary, through its directors who are all U.S. citizens, is subject to service of process at the address noted in the Statement of Additional Information. The Registrant also notes that undertakings in the Part C section of the Registration Statement include consent to service of process for the Subsidiary.

Principal Investment Risks.

Comment 41. Money Market Fund Risk. Please confirm this is a principal risk and if so, include corresponding strategy disclosure. If not, please remove the risk disclosure.

Response. Upon further review, the Registrant has determined that this is not a principal investment risk and has removed related disclosures.

Comment 42. Repurchase Agreement Risk. Please confirm this is a principal risk and if so, include corresponding strategy disclosure. If not, please remove the risk disclosure.

Response. Upon further review, the Registrant has determined that this is not a principal investment risk and has removed related disclosures.

Simplify Opportunistic Income ETF

Comment 43. Please include the Principal Investment Strategies as required by Item 4 of Rule N-1A. Additionally, please be sure to include applicable disclosures for the Fund’s strategy.

Response. The Registrant has added the Principal Investment Strategies as required by Item 4 of Rule N-1A and confirms applicable disclosures are included for the Fund’s strategy.

Principal Investment Risks.

Comment 44.

A. Emerging Markets Risk is included as a risk disclosure for the Fund but is not selected for the Fund under the Principal Investment Risks in the Statutory Prospectus. Please reconcile.

B. As a general matter, please review and revise the Principal Investment Risks chart in the Statutory Prospectus to ensure that the appropriate risks are selected or removed for each Fund.

Response.

A. The Registrant has checked the box for Emerging Markets Risk under the Principal Investment Risks in the Statutory Prospectus to clarify that it is a principal investment risk for the Fund.

B. The Registrant has reconciled the Principal Investment Risks chart in the Statutory Prospectus to align with the applicable risks for each Fund.

Comment 45. Futures Risk. Please consider using this risk disclosure for the other two Funds’ Futures Risk disclosure.

Response. The Registrant has updated the “Futures Risk” disclosure for Simplify Market Neutral Equity Long/Short ETF and Simplify Multi-QIS Alternative ETF accordingly.

Comment 46. LIBOR Transition Risk. Please confirm whether this risk is applicable to the other Funds and if so, please include the disclosure.

Response. Upon further review, the Registrant has determined that this is not a principal investment risk and has removed related disclosures.

STATUTORY PROSPECTUS

Simplify Opportunistic Income ETF

Comment 47. The strategy states that “the Fund invests primarily in income producing securities, including U.S. and foreign investment grade and high yield corporate bonds and preferred stock.” Please confirm if the portfolio may include junk bonds and if so, tailor the strategy and risk disclosure accordingly.

Response. The Registrant confirms that the portfolio may include junk bonds and has added the term “junk” next to each reference of “high yield corporate bonds.” The Registrant notes that the risk disclosure already includes “Junk Bond Risk.”

Comment 48. The strategy suggests the Fund may invest in “illiquid assets such as distressed or private investments.” Please identify the entire universe of illiquid assets that the Fund may invest in, if known.

Response. The Registrant confirms that distressed and private investments are the only current identifiable illiquid investments.

Comment 49. The strategy states that “the Fund will not invest more than 10% of its assets in investments that are rated CCC or lower…” Please clarify the significance of a CCC rating or lower. Supplementally, please explain how the Fund will handle potential upgrading or downgrading in its portfolio. How does the Fund determine whether an investment is CCC rated or lower—at initial investment, continuously, or some other process?

Response. The Registrant has revised the disclosure to clarify the significance of a CCC rating or lower. Supplementally, the Fund determines whether an investment is CCC rated or lower at time of purchase and does not adjust the rating thereafter.

Comment 50.

A. The strategy states that the Adviser uses total return swaps. Please include the corresponding risk disclosure as required by Item 4(b) of Form N-1A.

B. The strategy mentions “swap agreements,” “swaptions to hedge interest rate or default risk,” and that “the adviser uses swaptions (an option to enter into a swap).” Please include corresponding risk disclosure under Item 4(b) of Form N-1A.

C. If single security credit default swaps (“CDS”) and index based credit default swaps (‘CDX”) are part of the Fund’s principal investment strategy, please include corresponding risk disclosures.

Response.

A. The Registrant has added “Total Return Swap Risk” disclosure.

B. The Registrant has added “Swaptions Risk” and “Swap Risk” disclosures.

C. The Registrant has added “CDX Risk” disclosure.

Comment 51. “The seller agrees to make compensating specific payments to the buyer if a negative credit event occurs, such as the bankruptcy or default by the issuer of the underlying debt instrument.” Is the Fund selling CDX protection? If so, include appropriate strategy and risk disclosures.

Response. The Registrant confirms that the Fund does not currently intend to sell CDX protection.

Comment 52. In the chart that includes service providers towards the end of the statutory prospectus, please confirm whether any sub-adviser is retained and if so, please identify the sub-adviser.

Response. Asterozoa Management, LLC has been retained as the sub-adviser to Simplify Opportunistic Income ETF. The chart has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 53. The second full paragraph under the subsection entitled “Acceptance of Purchase Order” states that “[e]ach Fund reserves the absolute right to reject or revoke acceptance of a purchase order transmitted to it under certain circumstances including...” Please delete the statement that the Fund reserves the absolute right. Additionally, please delete clauses (d) acceptance of the deposit securities would have certain adverse tax consequences to a Fund, and (f) the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trust, Fund or the Adviser, have an adverse effect on the Trust, Fund or the rights of beneficial owners.

In connection with Rule 6c-11 an ETF can only suspend the issuance of creation units only for a limited and due to extraordinary circumstances such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.

Response. The Registrant has revised the paragraph as requested and acknowledges the condition of Rule 6c-11.

On June 8, 2023, you provided additional comments of the Staff. Below, please find a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 54. With respect to Simplify Multi-QIS Alternative ETF, please confirm that the third-party investment strategies are not designed specifically for the Fund. In addition, please clarify how many third-party strategies are incorporated in the Fund’s strategy through swaps under normal circumstances.

Response. The Registrant has revised the Registration Statement to clarify that the third-party investment strategies are not designed specifically for the Fund and that 10-20 third-party investment strategies are incorporated in the Fund’s strategy through swaps under normal market circumstances.

Comment 55.

A. For each applicable Fund, please confirm that the notional exposure to a single counterparty is not likely to exceed 20% of the Fund’s assets.

B. Please advise approximately how many counterparties the Fund expects to use and what percentage of the Fund’s assets and investment exposure are expected to be related to each of these counterparties. If the exposure to a particular counterparty is deemed to be material, please identify the counterparty in the prospectus and file the agreement with the counterparty as an exhibit to the registration statement. If notional exposure to a particular counterparty is likely to exceed 20% of the notional value of the Fund’s assets, please: if applicable, disclose that the counterparty is subject to the informational requirements of the Securities and Exchange Act of 1934 and in accordance with such requirements files reports and other information with the SEC. Name any national securities exchange on which the counterparties securities are listed, stating that reports and whether the counterparty is subject to Sections 14a and 14c of the Exchange Act, proxy and information statements, and other information concerning the counterparty can be inspected at such exchanges. If the foregoing is not applicable, please advise how investors will be provided with similar information.

Response.

A. For each Fund, the Registrant is unable to confirm that the notional exposure to a single counterparty will not exceed 20% of its assets; however, each Fund will at all times comply with Rule 18f-4 under 1940 Act.

B. The Registrant notes that the Response to Comment 5.B. identifies the number of counterparties with respect to Simplify Market Neutral Equity Long/Short ETF. With respect to Simplify Multi-QIS Alternative ETF, the Registrant has revised the prospectus to state that the adviser intends to enter into swap arrangements with four to six different counterparties as the Fund scales. The Registrant respectfully declines to include the additional disclosures in the current Registration Statement. The identity of any counterparty at this time is subject to change and the number of counterparties will likely change over the course of the year, making it impossible to disclose the percentage of Fund assets and investment exposure to each counterparty. The Registrant will include the requested information in future annual and semi-annual reports.

If you have any questions or additional comments, please call the undersigned at (614) 469-3265.

Very truly yours,

/s/ JoAnn Strasser

JoAnn Strasser

Partner, Thompson Hine LLP

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